NOTICE OF INTENT TO REQUEST
SUSPENSION OF TRADING

RBTT Financial Holdings Limited (“RBTT”) wishes to advise the public that it expects to receive shortly all the requisite regulatory approvals to complete the amalgamation of RBTT and RBC Holdings (Trinidad & Tobago) Limited, an indirect wholly-owned subsidiary of Royal Bank of Canada.
To facilitate the delivery of the consideration for the RBTT Ordinary Shares to RBTT shareholders, RBTT intends to apply to the Trinidad & Tobago Stock Exchange Limited (TTSE) to suspend dealing in its shares on or soon after May 5, 2008 in accordance with Rule 406 of the TTSE Rule Book.
If granted, the last effective trading date for RBTT Shares listed on the TTSE, Jamaica Stock Exchange and Barbados Stock Exchange will be the last trading date immediately preceding May 5, 2008, or the last trading date immediately preceding the date of the suspension of trading. All shareholders on Record as at that date (other than dissenting shareholders) will be entitled, upon surrender of their RBTT share certificates or account statements from the central depositories, as applicable, to receive the Consideration for the RBTT Shares as set out in the Directors’ Circular.